c/o Coatue Management, L.L.C.

9 West 57th Street
25th Floor

New York, New York 10019

Tel: (212) 715-5100

September 16, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Coatue Innovative Strategies Fund (formerly, Coatue Innovation Fund)
Registration Statement on Form N-2
File Nos. 333-283279; 811-24025

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form N-2 (File Nos. 333-283279; 811-24025) filed by Coatue Innovative Strategies Fund on July 22, 2025 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

* * *

No fees are required in connection with this filing. If you have any requests or questions related to this filing, please direct any such requests or questions to Jason F. Monfort of Kirkland & Ellis LLP at (617) 385-7955 or by email at jason.monfort@kirkland.com or Nicole M. Runyan, P.C. of Kirkland & Ellis LLP at (212) 446-4774 or by email at nicole.runyan@kirkland.com.

Sincerely,

/s/ Claire Jen

Claire Jen, Esq.

Secretary

Coatue Innovative Strategies Fund

c/o Coatue Management, L.L.C.

9 West 57th Street

25th Floor

New York, New York 10019

Tel: (212) 715-5100

Enclosure

cc:	Nicole M. Runyan, P.C., Kirkland & Ellis LLP
Jason F. Monfort, Kirkland & Ellis LLP